82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUL 17 AM 7:21

Santos



03024639

SUPPL

Date: Thu 17 Jul 2003 03:08:35 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary w/e 17 July 2003

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 5

dlw 7/18

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 17TH July 2003

Wildcat Exploration Wells

NO EXPLORATION DRILLING WAS UNDERTAKEN DURING THE REPORTING PERIOD.

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 17th July, 2003 Santos Limited also participated in 2 delineation and 4 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 17TH July 2003

Near Field Exploration / Appraisal Wells

Big Lake 75

Type	Gas Appraisal	
Location	PPL 11 (Former Moomba block), 1.6km SW of Big Lake 51 and 20km SE of the Moomba Gas Plant.	
Status at 0600hrs 17/07/03	Drilling out surface casing shoe. Current depth and progress for the week is 643m. Big Lake 75 spudded in 14/7/03.	
Planned Total Depth	3340m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

Mumme 1

Type	Gas Delineation	
Location	Texas, USA West Borchers Prospect, Goliad County.	
Status at 1500hrs 16/07/03 (Houston Time)	Preparing to drill ahead after minor rig repairs. Current depth is 1575m with 808m progress for the week.	
Planned Total Depth	3750m	
Interest	Santos Group	70%
Operator	Santos Group	

During the week ending 17th July, 2003 Santos Limited also participated in 2 delineation and 4 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 17TH July 2003

Development Wells

Alwyn East 1

Type	Oil Development	
Location	South Australia, Cooper Basin PPL 36 (Former Nappacoongee-Murteree Block), 1.30.4km W of Alwyn 1 and some 50km SSE of the Moomba Gas Plant.	
Status at 0600hrs 17/07/03	Preparing to run wireline logs. The well reached its total depth of 1328m within the week. The well spudded on 12/07/03.	
Planned Total Depth	1315m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

Goyder 4

Type	Gas Development	
Location	South Australia, Cooper Basin PPL 135 (Former Nappacoongee-Murteree Block), 0.19km W of Goyder 1, 0.85 km NE of Goyder 2 and some 40km SE of the Moomba Gas Plant.	
Status at 0600hrs 17/07/03	Cased and suspended as a future gas producer from the Permian Patchawarra Formation. The well reached a total depth of 2115m with 568m progress for the week. The rig was released on 16/7/03.	
Planned Total Depth	2110m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

Moomba 166

Type	Oil Development. Horizontal Jurassic Hutton Sandstone oil development well.	
Location	South Australia, Cooper Basin PPL 8 (Former Moomba Block), 500m NNW of Moomba 102 and 7km SW of the Moomba Gas Plant.	
Status at 0600hrs 17/07/03	Drilling ahead. Depth and Progress for the week is 1274m. Moomba 166 spudded on 12/7/03.	
Planned Total Depth	2384m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

During the week ending 17th July, 2003 Santos Limited also participated in 2 delineation and 4 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 17TH July 2003

Development Wells (Continued)

Bayu Undan Development Program

Type	Gas/Condensate Horizontal Development
Location	Timor Sea 6 well batch drilling program from Platform BU-WP1, 3km N of Bayu 1, and some 500km WNW of Darwin. All phase one wells are drilled from this platform and will TD in PSC 03-13 (formerly 91-13) of the JPDA.
Status at 0000hrs 17/07/03	**BU-W02: Current Operations have been completed on the BU-WP1 Platform. The wells BU-W01, BU-W02ST1, BU-W05A AND BU-W011 have been completed for future production. The rig will move to the Drilling Production Platform (DPP).**
Planned Total Measured Depth	3909-6095m
Interest	Santos Group 11.8%
Operator	Conoco Phillips

During the week ending 17th July, 2003 Santos Limited also participated in 2 delineation and 4 development wells.
A complete list of Santos' drilling activity is available from www.santos.com